July 18, 2024

Ka Wai Victor Mo
Chief Executive Officer
ANEW Health Limited
Unit 2301-05, 23/F, Tower 5, The Gateway
Harbour City, 15 Canton Road
Tsim Sha Tsui, Kowloon, Hong Kong

       Re: ANEW Health Limited
           Draft Registration Statement on Form F-1
           Submitted June 21, 2024
           CIK No. 0002019042
Dear Ka Wai Victor Mo:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted June 21, 2024
Cover Page

1. We note your cover page disclosure that "[t]his structure involves unique risks to the investors, and the PRC regulatory authorities could disallow this structure, which would
       likely result in a material change in Anew Health   s operations and/or
a material change in
       the value of the securities Anew Health is registering for sale, including that such event could cause the value of such securities to significantly decline or become worthless." Please also provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of your organizational structure.
2. We note your statement here discussing certain consequences that could occur "in the event that we or the Operating Subsidiaries were to become subject to PRC laws and regulations" and your statement on page 33 that "[i]n the event that we or our Hong Kong
       Operating Subsidiaries were to become subject to the PRC laws and regulations, it is
 July 18, 2024
Page 2

       possible that all the legal and operational risks associated with being based in and having operations in Mainland China may also apply to the operations in Hong Kong in the future." Please revise these statements so that it is clear, as you state elsewhere in the filing, that the legal and operational risks associated in operating in the PRC also apply to
       your Operating Subsidiaries    operations in Hong Kong.
3.     We note your disclosure on the cover page that you    may be deemed    a
controlled
       company within the meaning of the Nasdaq listing rules and    follow
certain exemptions
       from certain corporate governance requirements.    Please revise to
clearly state on the
       cover page and in the prospectus summary whether you will be a
controlled company    as
       defined under the relevant Nasdaq listing rules and, if so, whether you intend to rely on any exemptions as a controlled company. We refer to your disclosure on page 15 that
       upon completion of this offering, you    will be    a controlled company
and while you do
       not intend to rely on the controlled company exemptions under the Nasdaq listing standards, you would elect to rely on such exemptions in the future. Prospectus Summary
Overview, page 3

4. Please briefly define or explain Traditional Chinese Medicine as it relates to your business and operations. If true, please note that your three service centers are not registered medical clinics and that you have not engaged any registered medical practitioners.
5. We note your statements that "[a]ll treatment devices deployed by us have been critically evaluated and assessed by our senior management and our quality control and training committee to ensure that they are safe and capable of producing the desired results for our clients," that your treatment and therapies use "safe and effective methods" and similar statements throughout the prospectus. Determinations with respect to safety and efficacy are within the sole authority of the FDA, EMA or equivalent foreign regulators. Please note whether all of your treatment devices, therapies, supplements and topical use products have been approved by the FDA or an equivalent foreign regulator. To the extent they have not, please revise your statements through the prospectus that claim such devices, treatments or products are safe or effective.
6.     Please disclose in the Summary that the audit report for the Company includes a
       paragraph related to substantial doubt about the ability of the Company to continue as a going concern.
7. We note your disclosure here and throughout the prospectus that you are leveraging over
       16 years of experience in pain management and body functional enhancement. You also
       disclose on page 82 that    pain management and function enhancement
services have been
       [y]our dominant business since [y]our establishment       However, we
refer to your
       disclosure on page 72 that you started your business of health assessment and nutritionist
       services in 2007 and adopted the Restore, Detox, Strengthen (   RDS+   )
techniques in
       2019. Please expand your disclosure to discuss your health assessment and nutritionist services and the types of pain management and function enhancement services you provided prior to adopting the RDS+ approach in 2019, including a more detailed timeline of your operations and establishment of your service centers.
8. We note your references throughout the prospectus relating to your pioneering and
       proprietary RDS+ technologies and therapies.    You also disclose that
your RDS+
 July 18, 2024
Page 3

       approach utilizes various energy-based treatment and therapy devices sourced internationally and various over-the-counter topical products and dietary supplements.
       Please revise to substantiate your claims that your treatments, therapy devices and OTC
       products constitute    proprietary    and    pioneering    technologies
and therapies in the pain
       management industry.
9. We note your disclosure on the cover page and Summary that you do not believe you are covered by the permission requirements from CSRC or CAC, as advised by Guangdong
       Wesley Law Firm. We also refer to your description of the consequences to you and your investors if the applicable laws, regulations, or interpretations change and you and your operating subsidiaries become subject to the CAC or CSRC review. Please also revise to discuss the consequences to you and your investors if you or your subsidiaries inadvertently conclude that such permissions or approvals are not required.
Competitive Strengths, page 4

10. We note your references throughout the prospectus relating to your "leading market position and [y]our strong brand name," your "premium" pain management and function enhancement services, and the "superior experience" provided at your service centers, including the statement that you believe you are "one of the market leaders in the pain management services industry and one of the largest providers of pain management services in Hong Kong." For all statements throughout the prospectus regarding industry leadership, please provide the basis for these statements, including any applicable measures by which you are a market leader or one of the largest providers of pain management services, or remove such statements.
Risk Factors
If we fail to obtain sufficient funding for our expansion plans, our business and growth prospects may be adversely affected., page 28

11. Please expand on this risk factor to discuss the potential payment of a Tail Fee to the
       Representative during the Tail Period and any associated risks to your ability to obtain sufficient funding.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors that Affect Operating Results, page 60

12. We note your reference here to your focus on "homemade devices" and your expectation to "continue generating revenue from these services and products." Please clarify if this is a reference to your proprietary portable at-home treatment devices for the consumer retail market discussed elsewhere in the prospectus or otherwise explain what you mean by
       "homemade devices" in this context.
Revenue, page 61

13. Please provide your analysis of the underlying factors influencing the increase in the total number of treatments performed and the average spending by customers, as well as known trends and events you reasonably expect will have a material impact on future results. Refer to Item 303(a) of Regulation S-K.
 July 18, 2024
Page 4

Cost of revenues, page 62

14. In your discussion of cost of revenues, you attribute the increase to the increase of
       personnel cost paid for the increase in sales contracted.    Please
clarify this statement,
       explain the nature and significant terms of commissions and other agreements related to these costs, and provide an analysis of the underlying reasons for the increase in personnel cost, quantifying significant components (e.g. the hiring of additional personnel or an increase in commissions to existing personnel.)
Finance Cost, page 63

15. Please expand your discussion of finance costs to provide the typical terms of bank charges paid to card-issuing financial institutions and explain any trends that you reasonably expect to materially impact future operations.
Industry, page 70

16.    Please provide the source or basis for your claims in this section or note if the statement
       are the belief of management. For example, we note your statements that:
           "[t]he growing aging population, prevalence of disabilities, and musculoskeletal conditions have increased the demand for non-pharmacological pain management services";
           "[d]ue to the economic development and a service-oriented consumption upgrade in recent years, people in Hong Kong are able and willing to spend more money to maintain and improve well-being as well as healthcare";
           "as old age group population grows and related physical muscle and bond pain issues
           surge, many 40     69 age group are suffering from various pain
symptoms, which
           increases their awareness towards health improvement and
prevention";
           "[individuals having daily life affected by Long COVID] should go seek care. The care pathways should be multidisciplinary";
           "[d]ue to the increasing number of market participants and complaints about non-
           pharmacological treatment selling skills, the relevant regulatory framework is expected to become more stringent, which is beneficial for the large-scale non-
           pharmacological pain management services providers as market players with smaller operating scales may be eliminated due to their lack of sufficient practitioners and
           therapists    staffs";
           "[w]ith the change of focus on healthcare perception, people in Hong Kong become more interested in non-pharmacological pain management services; and "painkillers cannot meet long term untreatable chronic pain conditions, which has
           created an enormous growing opportunity for non-pharmacological pain management services industry"; and
           "with technical innovation, many advanced technologies and products can be used to improve the quality of non-pharmacological pain management services, which will in turn stimulate the demand for pain management services."
 July 18, 2024
Page 5
17. We refer to the inclusion of the chart on page 71 showing the number of people with chronic health and musculoskeletal conditions in Hong Kong from 2012 to 2023. Please
       revise to specify the    chronic health conditions    referenced in the
chart and discuss how
       these chronic health conditions relate to the types of pain management therapies and treatments you provide.
Market Size, page 73

18. We refer to your disclosure relating to the market size of the pain management industry in
       Hong Kong. Please revise your disclosure to address the following:

             You disclose that the number of pain management customers in Hong Kong increased with a CAGR of 2.4% from 2012 to 2023 and also include a chart showing the number of consumers using the non-pharmacological pain management services market during the same time period. Please revise to specify the total number of pain management customers in Hong Kong and the CAGR for the number of customers using non-pharmacological pain management services from 2012 to 2023; and
             We note your reference to the Thematic Household Survey Report from December
           2022 to April 2023 issued by the Census and Statistics Department of Hong Kong.
           Please revise to specify the total number of persons included in the survey.
Market drivers and opportunities, page 74

19. You note here that "[t]he number of individuals aged 65 years and above is expected to increase from 1.5 million (20% of the total population) in 2021 to 2.52 million (31%) in
       2039." However, on page 75 you state that "[i]t is expected that 33.3% of Hong Kong residents will be aged 65 years or above in the year 2039, as compared to 18.4% in the year 2019." Please clarify if these are two separate estimates or otherwise reconcile the different percentages.
Competitive Landscape of the Group, page 75

20. We note your disclosure relating to four of your top competitors in the non-
       pharmacological pain management services market in Hong Kong, including private clinics, one-stop pain management and health centers. Please revise to identify your top competitors and discuss whether any of your competitors are also utilizing Traditional
       Chinese Medicine and/or energy-based treatment and therapy devices as pain management treatments.
Business, page 78

21. Please clarify the meaning of scientific or technical terms the first time they are used in this section in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by radiographic and symptomatic OA knee, osteopenia, ultrasound TENS, and iontophoresis.
22. We note your disclosure on page 78 that your treatment and therapies are developed to
       achieve    noticeable and measurable pain treatment and bodily function enhancement
       results.    Please expand your disclosure to substantiate your claim and provide a more
       detailed explanation of the data and methodology used to support your conclusion.
 July 18, 2024
Page 6

Competitive Strength, page 79

23. We note your statement that "[m]any of these medications cause long-term negative side effects, and some of these medications do not help enough to offset the significant risks associated with long-term side effects or do not help at all." Please provide the source or basis for this statement or note if it is the belief of management. Growth Strategies
Leveraging our existing market position to drive our organic growth..., page 81

24. We note your statement that you are "planning to establish a new treatment center in a prime location in Hong Kong." Please discuss your expected timeline and where you are in the process of opening this new treatment center.
Substantially enhance our research and development capabilities and introduce our proprietary portable energy-based at-home treatment..., page 81

25. Please clarify if you currently have a specialized research and development department. If not, please provide your anticipated timeline for creating this new department.
       Additionally, please provide more specific detail regarding the proprietary energy-based treatment devices that you are developing to be utilized for your own use and by other pain management service providers and your portable energy-based at-home treatment devices, including a description of where you are in the development process, whether you expect such devices to be regulated as medical devices, and your expected timeline for bringing such products to market.
Pain Management and Body Function Enhancement Services, page 82

26. We note pain management and health services range from energy-based treatment devices such as High-Powered Laser Therapy and ultrasound to non-surgical and non-invasive slimming and beauty services. Please tell us your consideration of providing the entity-
       wide information required by ASC 280-10-50-38 through 50-41 for each service or each group of similar services. Please also tell us your consideration of the need to expand your discussion of results of operations in MD&A to provide quantified information regarding the results from different types of services to analyze specific material events and trends that materially impacted your operations.
Employees, page 92

27. You note here and on page 80 that you employ two physiotherapists, but on page 97 you note that you only employ one physiotherapist. Please reconcile these disclosures.
Related Party Transactions, page 111

28. Please tell us your consideration of SAB Topics 4:E and 4:G in determining the classification of the amount due from a shareholder as an asset, rather than contra-equity.
29. We note your disclosure on page 111 regarding your expectation to declare a dividend by the end of the "third quarter of year 2024." Please clarify whether this refers to your fiscal year. Tell us whether this dividend was paid or is still intended, the date or expected date and amount, and the expected treatment in your financial statements. Please amend disclosure regarding dividends on page 55 and elsewhere to discuss.
 July 18, 2024
Page 7

30. We note your disclosure regarding certain amounts due from Mr. Mo representing funds advanced by VG Zenith in the form of a personal loan. Please provide additional detail regarding the reason for the personal loan and the transaction in which it was incurred.
       Given that the loan is unsecured, interest free with no specific repayment terms, without a written agreement, and is due from the beneficial owner of your controlling shareholder, please include risk factor disclosure about this loan. Your disclosure should address whether you believe the personal loan is a legally binding and enforceable obligation.
Enforceability of Civil Liabilities, page 129

31. Please expand your disclosure to discuss an investor's ability to bring an original action in an appropriate foreign court to enforce liabilities against the foreign private issuer or any person based upon the U.S. federal securities laws. Please refer to Item 101(g)(1)(iv) of
       Regulation S-K.
32. We note your statements that all of your assets are located outside of the United States and that all of your directors and officers are nationals and/or residents of countries other than the the United States, and all or a substantial portion of such
persons    assets are
       located outside the United States. If true, please revise this statement to note more specifically that all of your assets and each director and officer is located in Hong Kong.
Healthcare Product Sales income, page F-12

33. Your revenue recognition disclosures for healthcare product sales provide information on the types of products sold and when revenue is recognized. Please provide more information on any arrangements you have with suppliers and the process by which you acquire healthcare products for resale from the third party manufacturers. Provide us your analysis of the considerations in ASC 606-10-55-36 through 55-40 in determining how to reflect the revenue in your financial statements. Please also describe the material terms and conditions of your agreements with distributors.
Note 6 - Contract Liabilities , page F-16

34. The contract liabilities roll forward included in Footnote 6 on page F-16 includes revenue labeled as "other income." Please discuss what this other income is and why it is classified as such. Please also revise to include information on revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period, as prescribed in ASC 606-10-50-8(b).
 July 18, 2024
Page 8

       Please contact Tayyaba Shafique at 202-551-2110 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   William S. Rosenstadt